MIDWAY GAMES INC.
2704 West Roscoe Street
Chicago, Illinois  60618
773.961.2850  fax 773.961.2299



                                                              February 2, 2005

VIA EDGAR
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549-0406
Attention:  Mark P. Shuman, Esq., Branch Chief (Mail Stop 4-6)

         Re:      Acceleration Request of Midway Games Inc.
                  Registration Statement on Form S-3  (File No. 333-120952)

Ladies and Gentlemen:

         Pursuant to Rule 461 under the Securities Act of 1933, as amended, we hereby request that the effective date of the Registration Statement on Form S-3 (File No. 333-120952) of Midway Games Inc. (the "Company") originally filed with the Securities and Exchange Commission on December 2, 2004, as amended on January 28, 2005, be accelerated so that such Registration Statement shall become effective at 4:30 p.m. on Thursday, February 3, 2005, or as soon as possible thereafter. There is no underwriter for this proposed offering, which is an offering of common stock by selling stockholders.

         We acknowledge that: (a) should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (b) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (c) the Company may not assert the Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. The Company further acknowledges that it has been advised that the Division of Enforcement has access to all information provided by the Company to the Staff of the Division of Corporation Finance in connection with the Staff's review of the filing or in response to the Staff's comments on the filing.

         Kindly direct any inquiry or comment with respect to this request to the attention of our attorneys, Shack Siegel Katz & Flaherty P.C. (Pamela
Flaherty: 212/782-0708; pflaherty@sskfny.com) or Samuel Silvers (212/782-0706; ssilvers@sskfny.com).

                                      Very Truly Yours,

                                      MIDWAY GAMES INC.

                                      By: /s/ David F. Zucker
                                          --------------------------------------
                                          David F. Zucker
                                          President and Chief Executive Officer

cc:      Daniel Lee, Esq. (by fax: 202-942-9544)
         Samuel M. Silvers, Esq. (by fax: 212-730-1964)